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IMS LOGO

                                                                 January 9, 2003

Dear Stockholder:

     In November 2002, we announced a plan to dispose of our interest in Cognizant Technology Solution Corporation by offering you, as an IMS Health stockholder, the opportunity to exchange shares of IMS Health shares that you own for Cognizant shares. We currently own 11,290,900 Cognizant shares.

     We are now formally launching this exchange offer. Specifically, we are offering to exchange 0.309 Cognizant shares for each share we accept in the exchange offer. The offer is scheduled to expire at 12:00 midnight, New York City time, on February 6, 2003. The terms and conditions of the offer are contained in the enclosed offering circular-prospectus. In addition, we have prepared a Question and Answer section in the offering circular-prospectus that responds to commonly asked questions about the exchange offer. You should read all of the enclosed materials very carefully.

     We note that the exchange ratio represents a premium of 20% based on closing prices on January 8, 2003. Of course, we cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer since the market prices for IMS Health shares and Cognizant shares fluctuate.

     We have retained Georgeson Shareholder Communications Inc. as our information agent, American Stock Transfer & Trust Company, as our exchange agent, and Goldman, Sachs & Co. and Bear, Stearns & Co. Inc., as the joint dealer managers for the exchange offer. For additional copies of the offering circular-prospectus and related documentation you may contact the information agent at (866) 203-1913 (toll-free) in the United States, or (212) 440-9800 from elsewhere. You may also contact the information agent, exchange agent or the joint dealer managers at one of the telephone numbers set forth on the last page of the offering circular-prospectus for assistance with any questions you may have about the exchange offer.

     I thank you for your continuing support of our company.

                                          Sincerely,

                                          David M. Thomas
                                          Chairman and Chief Executive Officer
                                          IMS Health Incorporated